SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                             Commission File Number: 000-24256

                           NOTIFICATION OF LATE FILING

    (Check One): [X] Form 10-K [ ] Form 11-K  [ ] Form 20-F [ ] Form 10-Q
 [ ] Form N-SAR

      For Period Ended:             DECEMBER 31, 1998

Transition Report on Form 10-K                Transition Report on Form 10-Q
Transition Report on Form 20-F                Transition Report on Form N-SAR
Transition Report on Form 11-K

      For the Transition Period Ended:____________________________________

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             ENHANCED SERVICES COMPANY, INC..

Former name if applicable

                              N/A

Address of principal executive office (STREET AND NUMBER)

      3415 SOUTH SEPULVEDA AVENUE, SUITE 500

City, state and zip code      LOS ANGELES, CA  90034

                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense: [ ]
          (b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; and [X]
          (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable [ ]

                                    PART III
                                    NARRATIVE


      State below in reasonable detail the reasons why Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The Registrant changed its fiscal year end to December 31, 1998 and has commenced the preparation of its annual report on Form 10-K and the audit of its financial statements for that period. However, the Registrant has had a significant decrease in its immediate cash resources and delays in the implementation of its business plans which have placed considerable constraints on its ability to fund administrative and regulatory costs and to cover professional fees related to the preparation and finalization of the financial statements and annual report. Also, the Registrant and Zulu-tek, a non-reporting issuer, have continued to pursue a business combination but the form and structure of the combination has vacillated and, as of the date hereof, has not been fully documented in a manner which will allow for complete reporting. Management of both companies are continuing to pursue the business opportunities and the Registrant intends to prepare and file its annual report and to complete the audit of its financial statements if operating revenues or capital resources allow, but there is no assurance that its current circumstances will allow it to fund these costs.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            ROBERT C. SMITH, (310) 397-3003

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X] Yes      [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ] Yes      [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be met.

            The amount of the operating losses for the fiscal period ended December 31, 1998 will not be materially different than the amount of the losses for the year ended November 30, 1997. However, during 1998, the Registrant had a significant increase in the amount of capital raised and applied to pursue the combined Internet and e-commerce related business strategy being pursued by the Registrant and Zulu-tek. As a result, the capital applied to fund operations in the current period was significantly higher than for the year ended November 30, 1997.


________________________________________________________________________________
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   MARCH 26, 1999     By        ROBERT C. SMITH, CHIEF FINANCIAL OFFICER